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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              Digex, Incorporated
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                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   253756-100
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                                 (CUSIP Number)


                                 July 29, 1999
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 253756-100                                                Page 2 of 4
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1.  Names of Reporting Persons.

    Intermedia Communications Inc.

    I.R.S. Identification Nos. of above person (entities only):     59-29-13586

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a)  [ ]
                                                                       (b)  [ ]

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3.  SEC Use Only

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4.  Citizenship or Place of Organization
                                   Delaware

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    Number of       5.  Sole Voting Power         50,000,000 shares of Class B
    Shares Bene-                                  Common Stock convertible into
    ficially                                      50,000,000 shares of Class A
    Owned by Each                                 Common Stock
    Reporting
    Person          6.  Shared Voting Power       None.
    With:
                    7.  Sole Dispositive Power    50,000,000 shares of Class B
                                                  Common Stock convertible into
                                                  50,000,000 shares of Class A
                                                  Common Stock.

                    8.  Shared Dispositive Power  None.


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9.  Aggregate Amount Beneficially Owned           50,000,000 shares of Class B
    by Each Reporting Person                      Common Stock convertible into
                                                  50,000,000 shares of Class A
                                                  Common Stock.*

*The Reporting Person has agreed to sell 9,000,000 shares of Class A Common stock (or 10,650,000 shares if the underwriters' over-allotment option is exercised in full) in a public offering. The Reporting Person intends to convert 9,000,000 shares of Class B Common stock (or 10,650,000 shares if the underwriters' over-allotment option is exercised in full) into 9,000,000 shares (or 10,650,000 shares, as the case may be) of Class A Common Stock in order to consummate the sale.

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10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]
    (See Instructions)

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11. Percentage of Class Represented               100% of the outstanding
    by Amount in Row (9)                          shares of Class B Common
                                                  Stock and, assuming
                                                  conversion of all such shares
                                                  to Class A Common Stock, 81%
                                                  of the Class A Common Stock
                                                  (based on 11,500,000** shares
                                                  of Class A Common Stock
                                                  issued and outstanding as of
                                                  January 31, 2000).

**Digex has agreed to issue an additional 2,000,000 shares of Class A Common
  Stock in a public offering.

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12. Type of Reporting Person (See Instructions)               CO

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CUSIP No. 253756-100                                                Page 3 of 4
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ITEM 1(a).        NAME OF ISSUER:

                  The name of the issuer is Digex, Incorporated (the "Company").

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The principal executive offices of the Company are located at One Digex Plaza, Beltsville, Maryland 20705.

ITEM 2(a).        NAME OF PERSON FILING:

                  This schedule 13G is being filed on behalf of Intermedia Communications Inc. ("Intermedia").

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business address of Intermedia is 3625 Queen Palm Drive, Tampa, Florida 33619.

ITEM 2(c).        CITIZENSHIP:

                  Intermedia is a Delaware corporation.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, par value $.01 per share ("Class A Common Stock").

ITEM 2(e).        CUSIP NUMBER:

                  The CUSIP Number of the Class A Common Stock is 253756-100.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
      (c),  CHECK WHETHER THE PERSON FILING IS A: N/A

      (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
      (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
      (e) [ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).
      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
      (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.       [ ]


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CUSIP No. 253756-100                                                Page 4 of 4
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ITEM 4.           OWNERSHIP:

                  Intermedia is the direct beneficial owner of 50,000,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), which represents 100% of the outstanding shares of Class B Common Stock of the Company. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, par value $.01 per share, at the option of the holder or automatically upon the occurrence of certain events. Assuming the conversion of all of the shares of Class B Common Stock held by Intermedia into Class A Common Stock, Intermedia would beneficially own 81% of the Class A Common Stock (based on 11,500,000*** shares of Class A Common Stock issued and outstanding as of January 31, 2000). Intermedia has the sole power to vote and dispose of all such shares.

***Digex has agreed to issue an additional 2,000,000 shares of Class A Common
   Stock in the public offering.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

ITEM 10.          CERTIFICATIONS:

                  Not Applicable.


                                   SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2000

                                        INTERMEDIA COMMUNICATIONS INC.

                                        By: /s/ DAVID C. RUBERG
                                        ---------------------------------------
                                        Name:   David C. Ruberg
                                        Title:  President and Chief
                                                Executive Officer